Exhibit 99.1

FOR RELEASE

UNITIL REPORTS FIRST QUARTER EARNINGS

HAMPTON, N.H., APRIL 23, 2015 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $13.6 million, or $0.98 per share, for the first quarter of 2015, an increase of $1.0 million, or $0.07 per share, compared to the Company’s results for the first quarter of 2014. The 7.9% increase in earnings for the first three months of 2015 was driven by higher natural gas and electric sales and margins partially offset by higher net operating expenses.

“Sustained customer growth in our natural gas business, a successful regulatory agenda and a cold New England winter resulted in a strong first quarter for our Company,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We expect this growth to continue in the years ahead.”

Natural gas sales margin was $38.8 million in the three months ended March 31, 2015, resulting in an increase of $2.3 million compared to the same period in 2014. Natural gas sales margin was positively affected by higher therm unit sales in the first quarter of 2015, a growing customer base and higher distribution rates. Therm sales of natural gas increased 6.5% in the three months ended March 31, 2015 compared to the same period in 2014. The increase in gas therm sales in the Company’s utility service territories was driven by colder winter weather in the first quarter of 2015 compared to 2014 coupled with strong growth in the number of customers. Based on weather data collected in the Company’s service areas, there were 4% more Heating Degree Days in the first quarter of 2015 compared to the same period in 2014. Weather-normalized gas therm sales are estimated to be up 4.6% in the first quarter of 2015 compared to the same period in 2014.

Electric sales margin was $21.2 million in the three months ended March 31, 2015, resulting in an increase of $2.0 million compared to the same period in 2014 primarily reflecting higher electric distribution rates. Electric kilowatt-hour (kWh) sales increased 0.3% compared to the first quarter of 2014.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

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Revenues of $1.6 million in the first quarter of 2015 for Usource, the Company’s non-regulated energy brokering business, were on par with results for the first quarter of 2014.

Operation and Maintenance (O&M) expenses decreased $0.2 million in the three months ended March 31, 2015 compared to the same period in 2014. The change in O&M expenses reflects lower professional fees of $0.8 million, partially offset by higher utility operating costs of $0.4 million and higher compensation and benefit costs of $0.3 million. All other O&M costs, net were $0.1 million lower in the first quarter of 2015 compared to 2014. Included in the increase in utility operating costs are $0.2 million of higher vegetation management costs which are currently recovered in electric rates and reflected in electric sales margin.

Depreciation, Amortization, Property Taxes and other expenses increased $1.5 million in the three months ended March 31, 2015 compared to the same period in 2014, reflecting higher utility plant assets in service, amortization of storm restoration costs and property taxes. The amortization of storm restoration costs is also recovered in current electric rates and reflected in electric sales margin.

Interest Expense, net increased $0.6 million in the three months ended March 31, 2015 compared to the same period in 2014, reflecting higher levels of long-term debt and lower net interest income on regulatory assets.

Income Taxes increased $1.4 million for the three months ended March 31, 2015, reflecting higher pre-tax earnings in the current period.

At its January 2015 and April 2015 meetings, Unitil’s Board of Directors declared quarterly dividends on the Company’s common stock of $0.35 per share, resulting in an increase in the effective annual dividend rate to $1.40 per share from $1.38 per share. These dividend declarations continue an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

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The Company will hold a quarterly conference call to discuss first quarter 2015 results on Thursday, April 23, 2015, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 102,700 electric customers and 77,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

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Selected financial data for 2015 and 2014 is presented in the following table:

Unitil Corporation – Condensed Financial Data

(Millions, except Per Share and Shares Data) (Unaudited)

	Three Months Ended March 31,
	2015	2014	Change
Gas Therm Sales:
Residential	25.1	22.9	9.6%
Commercial/Industrial	74.4	70.5	5.5%

Total Gas Therm Sales	99.5	93.4	6.5%

Electric kWh Sales:
Residential	198.6	201.9	(1.6%)
Commercial/Industrial	249.8	245.1	1.9%

Total Electric kWh Sales	448.4	447.0	0.3%

Gas Revenues	$100.3	$92.6	$7.7
Cost of Gas Sales	61.5	56.1	5.4

Gas Sales Margin	38.8	36.5	2.3

Electric Revenues	70.3	61.9	8.4
Cost of Electric Sales	49.1	42.7	6.4

Electric Sales Margin	21.2	19.2	2.0

Usource Revenues	1.6	1.6	—

Total Sales Margin	61.6	57.3	4.3

Operation & Maintenance Expenses	16.9	17.1	(0.2)

Depreciation, Amortization, Property Taxes & Other	16.4	14.9	1.5

Interest Expense, Net	5.8	5.2	0.6

Income Before Income Taxes	22.5	20.1	2.4
Income Tax Expense	8.9	7.5	1.4

Net Income	$13.6	$12.6	$1.0

Earnings Per Share	$0.98	$0.91	$0.07